As filed with the Securities and Exchange Commission on September 15, 2009

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

AMENDMENT NO. 3 to

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

STEREOTAXIS, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.001 Per Share

Stock Appreciation Rights Relating to Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

85916J102

(CUSIP Number of Class of Securities underlying Common Stock)

Michael P. Kaminski

President and Chief Executive Officer

Stereotaxis, Inc.

4320 Forest Park Avenue

Suite 100

St. Louis, Missouri 63108

(314) 678-6100

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Joseph D. Lehrer, Esq.

Greensfelder, Hemker & Gale, P.C.

10 South Broadway, Suite 2000

St. Louis, Missouri 63102

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$564,528	$31.50

*	Estimated solely for purposes of calculating the amount of the filing fee. This amount assumes that both options to purchase common stock and stock appreciation rights relating to an aggregate of 975,121 shares of common stock of Stereotaxis, Inc., par value $0.001 per share (“Common Stock”), having an aggregate value of $564,528 will be exchanged pursuant to this offer. The aggregate value is estimated based upon the Black-Scholes option pricing model as of August 10, 2009. The Transaction Valuation set forth above was calculated for the sole purpose of determining the Amount of Filing Fee and should not be used for any other purpose.

**	The amount of the filing fee calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $55.80 for each $1,000,000 of the aggregate transaction valuation.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $31.50	Filing Party: Stereotaxis, Inc.
Form or Registration No.: 005-80451	Date Filed: August 17, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☑	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing fee is a final amendment reporting the results of the tender offer: ☑

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (“Schedule TO”) filed with the Securities and Exchange Commission (“SEC”) on August 17, 2009, as amended by Amendment No. 1 to the Schedule TO filed with the SEC on September 1, 2009 (“Amendment No. 1”) and Amendment No. 2 filed with the SEC on September 11, 2009 (“Amendment No. 2”), relating to an offer by Stereotaxis, Inc. (the “Company”) to certain employees to exchange some or all of their eligible outstanding incentive stock options and non-qualified stock options and stock appreciation rights (collectively, “Eligible Awards”) relating to the Company’s common stock, par value $0.001 per share, in exchange for replacement Options (“Replacement Options”) and replacement SARs (“Replacement SARs” and collectively with the Replacement Options, the “Replacement Awards”), as the case may be (the “Exchange Offer”), on the terms and conditions set forth in the Offer to Exchange Certain Stock Options and Stock Appreciation Rights, dated August 17, 2009 filed as Exhibit (a)(1)(i) to the Schedule TO, as amended by Amendment No. 1 and Amendment No. 2 (the “Offer to Exchange”).

This Amendment is filed to report the results of the Exchange Offer by amending only the item of Schedule TO included below, and unaffected items and exhibits are not included herein. Except as expressly amended by this Amendment, Schedule TO remains unchanged. Capitalized terms used but not defined herein shall have the meaning set forth in the Offer to Exchange.

ITEM 4.	TERMS OF THE TRANSACTION

Item 4 of Schedule TO is hereby amended and supplemented by adding the following:

The Exchange Offer expired at 11:59 p.m. local St. Louis time on September 14, 2009. Pursuant to the Exchange Offer 407,832 Eligible Awards were tendered for exchange, representing approximately 42% of the total Eligible Awards. On September 14, 2009, the Company granted an aggregate of 149,976 Replacement Awards in exchange for the Eligible Awards surrendered in the Exchange Offer. The exercise price of the Replacement Awards is $4.10 per share, which was the closing price of the Company’s common stock on September 14, 2009 as reported by the NASDAQ Global Market.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

STEREOTAXIS, INC.

By:	/s/ James M. Stolze
James M. Stolze, Vice President and Chief Financial Officer

Dated: September 15, 2009

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